Via Facsimile and U.S. Mail
Mail Stop 6010

November 26, 2008

Mr. Thomas N. Konatich
Chief Financial Officer
SIGA Technologies, Inc.
420 Lexington Avenue, Suite 408
New York, NY   10170

Re: **SIGA Technologies, Inc.**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 13, 2008
        Form 10-Q for the Quarterly Period Ended September 30, 2008
        Filed on November 6, 2008
        Form DEF 14A
        Filed on April 9, 2008
        File No. 000-23047

Dear Mr. Konatich:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1.   We note your reference to grant agreements with NIH throughout the Form 10-K
        and your statement on page 37 that for the years ended December 31, 2007, 2006,
        and 2005, revenues from NIH contracts and grants were 71%, 53%, and 87%,
        respectively, of total revenues recognized. We note that you have included one
        agreement with NIH from September 2006 as an exhibit to the Form 10-K. In the
        text of the Form 10-K, however, you refer to other contracts with NIH from
        October and August of 2006 and July and September of 2007. Please include all
        material contract and grant agreements with NIH as exhibits to the Form 10-K. If
        the agreements with NIH from October and August of 2006 and July and
        September of 2007 are not material, please provide us with your analysis
        supporting this determination.

Form 10-Q for the Quarterly period ended September 30, 2008

Consolidated Financial Statements (Unaudited)

3. Stockholders' Equity, page 8

2.   You disclose that you entered into a letter agreement with MacAndrews &
        Forbes, LLC (M&F) whereby they committed to invest up to $8 million over a
        one-year period. You indicate that M&F will receive common stock at the lesser
        of $3.06 per share and the volume-weighted average price per share for the five
        trading days immediately preceding each funding date as well as warrants.
        Although you indicate that M&F will receive common stock and warrants upon
        your request for funding, you also indicate that M&F has the option to invest in
        you at the same terms for a one-year period. Please explain to us why you do not
        apparently account for the right that M&F holds to purchase your stock as a
        liability under EITF 00-19. In this regard, it appears that if your stock price drops
        substantially you may not have enough authorized shares to issue to M&F if it
        exercises its right to invest in you as discussed in paragraph 19 of SFAS 00-19.

3.   You disclose your intent to charge the transaction costs associated with your
        M&F letter agreement to additional paid-in capital upon the issuance of common
        stock and warrants under the agreement. Please explain to us how you intend to
        account for these transaction costs if you do not draw the entire $8 million under
        the agreement and revise your disclosures as appropriate. Please reference for us
        the authoritative literature you relied upon to support your accounting.

7. Commitments and Contingencies

Other, page 10

4.   Please revise your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made as appropriate. If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate and include a discussion of what is being sought in the complaint. Refer to paragraph 10 of SFAS 5.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

5.   We note that the company has experienced material changes in its accounts receivable, prepaid expenses and deferred revenue balances from December 31, 2007 to September 30, 2008. Please revise the discussion in your MD&A to provide an explanation for the material changes to these balance sheet items. Item 303(b)(1) of Regulation S-K requires you to "Discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided."

DEF 14A

6.   We note your statement on page 15 that, "In reviewing and recommending the compensation of the Chief Executive Officer and other executive officers, the Compensation Committee considers the compensation awarded to officers of similarly situated companies." Please disclose if the Committee engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components. You should identify the companies that comprise the peer group used for benchmarking purposes, provide insight into the basis for selecting the peer group, and disclose the relationship between actual compensation and the data utilized in the benchmarking or peer group studies. See Item 402(b)(xiv) of Regulation S-K and our related Compliance & Disclosure Interpretation 118.05.

7.   We note your statement on page 16 that, "The Compensation Committee evaluates at least once a year the performance of our officers and other key employees in light of goals and objectives established by the Committee . . . ." Please disclose these performance objectives that are tied to each named executive officer's compensation. Alternatively, provide a justification for the omission in light of the appropriate standard set forth in Instruction 4 to Item 402(b) of Regulation S-K

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Senior Staff Attorney at (202) 551-3655 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant